UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-37790

51TALK ONLINE EDUCATION GROUP

6 Shenton Way, #38-01 OUE Downtown,

Singapore 068809

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—51Talk Online Education Group Announces First Quarter 2026 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51TALK ONLINE EDUCATION GROUP

By	:	/s/ Cindy Chun Tang
Name	:	Cindy Chun Tang
Title	:	Chief Financial Officer

Date: June 12, 2026